SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, DC 20549

                                FORM 12b-25

                     Commission File Number 0-15066

                       NOTIFICATION OF LATE FILING

(Check One): [ X ] Form 10-K [  ] Form 11-K [  ] Form 20-F [  ]
Form 10Q [  ] Form N-SAR

For Quarterly Period Ended: September 30, 2003

[  ] Transition Report on Form 10-K  [  ] Transition Report on
Form 10Q
[  ] Transition Report on Form 20-F  [  ] Transition Report on
Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                    Part I. Registrant Information

Full name of registrant Vertex Interactive, Inc.

Former name if applicable

Address of principal executive office (Street and number)
                          3619 Kennedy Road
City, State and Zip Code  South Plainfield, New Jersey 07080


Part II. Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check appropriate box.)

[X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.


[  ] (b) The subject annual report, semi-annual report,
transition report on Form 10-K, 20-F, 11-K or Form    N-SAR, or
portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c)has been attached if applicable.

                           Part III. Narrative

	State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant is unable to file the Form 10-K within the prescribed time period due to the indoctrination of new auditors for the 2003 fiscal year (as previously disclosed in Form 8K dated October 13, 2003), the need for the new auditors to obtain an understanding of the status of the liquidation of foreign entities, and the required time it has taken to obtain the necessary information from the foreign locations. Additionally, as a result of registrant's efforts to tighten internal controls by way of the implementation and consolidation of four disparate financial reporting systems into a single financial reporting system in order to streamline filing timelines going forward.


                        Part IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification
         	Nicholas R. Toms      (908) 756-2000
             (Name)           (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section
13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                      [ ]  Yes  [x] No


Form 10Q for the quarter ended December 31, 2002.
Form 10Q for the quarter ended March 30, 2003.
Form 10Q for the quarter ended June 30, 2003.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                      [X]  Yes  [ ] No

	If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                   Vertex Interactive, Inc.
         (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date December 29, 2003               By /s/ Nicholas R. Toms
                                            Nicholas R. Toms
                                            Chief Executive Officer

Part IV. Other Information (3)

The results for the year ended September 30, 2003 ("Fiscal 2003"), reflect the registrant's reduced level of operations. As explained in our Fiscal 2002 Form 10K, we made the decision to liquidate our unprofitable foreign entities. As a result of this decision, our sales and net loss will be significantly reduced from the 2002 levels.